UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 21, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cubist Pharmaceuticals, Inc.

File No. 000-21379 - CF#31453

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Cubist Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on November 4, 2005, August 3, 2007, July 30, 2010, April 29, 2010 and April 29, 2011.

Based on representations by Cubist Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	November 4, 2005	through June 30, 2017
10.3	10-Q	August 3, 2007	through June 30, 2017
10.1	10-Q	July 30, 2010	through June 30, 2017
10.1	10-Q	April 29, 2010	through June 30, 2017
10.1	10-Q	April 29, 2011	through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary